Mail Stop 4561

April 20, 2007

Randall G. Jonkers
Chief Financial Officer
Pervasive Software Inc.
12365 Riata Trace Parkway, Building B
Austin, TX 78727

      Re: Pervasive Software Inc.
                Form 10-K/A for the fiscal year ended June 30, 2006
                Filed September 26, 2006
                File No. 000-23043

Dear Mr. Jonkers:

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief